SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 8, 2005

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the closing of a Debt Restructuring Agreement of its Controlling Company.

TGS Announces the Closing of a Debt Restructuring Agreement of its Controlling Company

FOR IMMEDIATE RELEASE: Thursday, September 8, 2005

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announces it has received a notice from its controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), reporting that CIESA has closed a restructuring agreement (the “Agreement”) in respect to its financial indebtedness with all its creditors. The debt subject to restructuring amounting to approximately US$ 270 million (including accrued interest), consists of US$ 220 million notes and other financial debts for approximately US$ 2 million, which are in default since April 2002.

As a consequence of this Agreement, CIESA refinanced debt of approximately US$ 23 million for a 10 year-period, and once the approval from the Ente Nacional Regulador del Gas and the Comisión Nacional de Defensa de la Competencia are obtained, will deliver to its financial creditors approximately 4.3% of its current holding of TGS’s Class B shares and will swap its remainder financial debt for equity.

As a result of its financial restructuring and subject to the requested approvals, CIESA capital stock will consist of: (i) Class A shares, representing 50% of both CIESA’s shares and voting rights, which will be held by Petrobras Energía S.A. and a subsidiary; and (ii) Class B shares, representing the remainder 50% of both CIESA’s shares and voting rights, which will be held by financial creditors.  From then on, Enron Corp. and ABN AMRO BANK N.V., as Trustee, will cease to be CIESA’s shareholders.

TGS, with a current firm contracted capacity of approximately 66.4 MMm³/d or 2.3 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one of its subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Cristian Dougall
	Name:	Cristian Dougall
	Title:	Senior Legal Counsel